FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	November	……………………………………………………,	2016

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-………………..

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	November 25, 2016	By…../s/……Eiji Shimizu…………………
(Signature)*

Eiji Shimizu
General Manager
Consolidated Accounting Div.
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2016 (the 116th Business Term)

November 25, 2016
Canon Inc. Chairman & CEO: Fujio Mitarai Securities code: 7751 [Tokyo (First section) and other Stock Exchanges]

Inquiries: Eiji Shimizu General Manager Consolidated Accounting Division Group Management Center Finance & Accounting Headquarters +81-3-3758-2111

Notice Regarding Projected Dividend for the Fiscal Year Ending December 31, 2016

(the 116th Business Term)

At a Board of Directors meeting held on November 25, 2016, Canon Inc. (the “Company”) passed a resolution regarding the projected year-end dividend per share for the fiscal year ending December 31, 2016 (the 116th Business Term) as follows.

1.	Basic Policy Regarding Profit Distribution and Dividend for the Period

The Company works to provide a stable return and actively return profits to shareholders, mainly in the form of a dividend, taking into consideration medium-term profit forecasts along with planned future investments, cash flow and other factors.

As for projections for the fiscal year ending December 31, 2016, while the Company assumed the business environment in which it operates would remain challenging amid such factors as global economic weakness, with a prospected rise in U.S. interest rates, the yen has depreciated from assumed currency exchange rates.

In view of this and to provide a stable return and actively return profits to shareholders, the Company plans to distribute a year-end dividend for the current fiscal year of 75.00 yen per share, which is the same amount as the year-end dividend for fiscal year 2015. As a result, the full-year dividend amount for the fiscal year ending December 31, 2016 will amount to 150.00 yen per share.

The Company’s projection for consolidated results for the fiscal year ending December 31, 2016, is provided below and remains unchanged since being announced on October 26, 2016.

2.	Details of the Projected Dividend

Dividend per share (yen)
Record date	Interim	Year-end	Full Year
Previous projection		Not yet determined	Not yet determined
Current projection		75.00 yen	150.00 yen
Actual	75.00 yen
Previous year’s dividend payout (Fiscal year ending December 31, 2015)	75.00 yen	75.00 yen	150.00 yen

For reference, projected consolidated results for year ending December 31, 2016 (announced October 26, 2016)

(Millions of yen, except per share amounts)

	Fiscal year ending December 31, 2016	Percent change (year-over-year)
Net sales	3,360,000	-11.6%
Operating profit	235,000	-33.8%
Income before income taxes	262,000	-24.6%
Net income attributable to Canon Inc.	165,000	-25.1%
Net income attributable to Canon Inc. stockholders per share	151.09 yen